DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #615 – 700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: (604) 682-1141; Fax: (604) 682-1144
Website: www.dentonia.net; Email: dentonia@telus.net

File #82-627

09045699

RECEIVED
2009 MAR 26 A 9: 35

March 18, 2009

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549

SUPPL

Dear Sirs/Mesdames:

Re: News Release

Enclosed is a copy of our News Release dated March 18, 2009 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Dee L. Sauvé

Deanna L. Sauvé
Corp. Admin.

Enclosure

dlw 3/26

DENTONIA RESOURCES LTD
TSX-V: DTA
615 – 700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: (604) 682-1141; Fax: (604) 682-1144
Website: www.dentonia.net; Email: dentonia@telus.net

March 18, 2009 For Immediate Release

DENTONIA UPDATES WO DIAMOND PROJECT DO27 AND DO18, LAC DE GRAS, NWT

Dentonia Resources Ltd. ("Dentonia" or the "Company") announces that its current interest in the WO Diamond Project in Lac de Gras, NWT, consisting of 14 active mineral claims and 3 mineral leases, are held by Peregrine as to 71.85%, Archon as to 17.51% and DHK as to 10.64%.

Share position and percentage of equity interests in DHK are as follows:

	Total Shares Issued to each Shareholder as of March 17, 2009	**Percentage**
Dentonia Resources Ltd.	50,848	43.37%
Horseshoe Gold Mining Inc.	15,553	13.26%
Kettle River Resources Ltd.	40848	43.37%
TOTAL:	**117,249**	**100%**

A total of $2,438,330 in exploration expenditures was incurred on the WO Prospect in 2008.

A budget of $145,000 for 2009 is now proposed. This work includes completion of a final DO18 Geology Report by Mineral Services Ltd. and an extension to the land use permit.

Results from the 2008 program show the DO27 kimberlite (9 hectares) to have an estimated 18.2 million carats in 19.5 million tonnes of kimberlite with an estimated grade of 94 cpht. An additional 6.5 to 8.5 million tones of kimberlite below the indicated resource were classified as a potential mineral deposit. This report was distributed and filed on Sedar and is NI 43-101 compliant.

A final geology report for the DO18 kimberlite from Mineral Services Ltd., originally schedule for completion in the summer of 2008, will be completed within the next few weeks.

. . . 2

To date, 27 drill holes have been completed in the DO18 kimberlite (4 hectares) located 400m north of DO27. Twelve diamond drill holes and one large diameter drill hole were completed by Kennecott during 1994 to 1996. Fourteen diamond drill holes were completed in 2005/06 and lithologically logged by Mineral Services Ltd. in 2007. Four diamond drill holes exploring the area between DO27 and DO18 were completed in 2006 (Mid Zone).

It is believed there is a reasonable chance that the DO27 kimberlite could support a mining operation in the future. Economic factors for this Project continue to be monitored including rough diamond prices, mining and processing techniques, the status of nearby diamond mines and regional infrastructure developments.

The WO Project, apart from the above work, is currently placed on maintenance and safekeeping.

FOR FURTHER INFORMATION CONTACT

Adolf A. Petancic
President
Tel: (604) 682-1141
Fax: (604) 682-1144